

BANCO SANTANDER-CHILE AND SUBSIDIARIES

CONSOLIDATED FINANCIAL INFORMATION

As of August 31, 2026

The principal balances and results accumulated for the period ending August 2026 (amounts in millions of Chilean pesos).

SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Principal assets	MCh$
Cash and deposits in banks	2,073,276
Loans and accounts receivables from customers and banks, net	40,392,379
Loans and accounts receivables from customers at fair value, net	620,379
Financial instruments	10,575,888
Financial derivative contracts	11,603,028
Other asset ítems	6,473,449
Total assets	**71,738,399**

Principal liabilities	MCh$
Deposits and other demand liabilities	13,441,885
Time deposits and other time liabilities	19,256,717
Issued debt and regulatory capital instruments	9,799,123
Financial derivative contracts	11,413,068
Other liabilities ítems	12,634,251
Total equity	5,193,355
Total liabilities and Equity	**71,738,399**

Equity attributable to:	
Equity holders of the Bank	5,024,564
Non-controlling interest	168,791

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

Operational results	MCh$
Net interest income	1,435,718
Net fee and commission income	384,264
Result from financial operations	199,710
Total operating income	**2,019,692**
Provision for loan losses	(388,004)
Support expenses	(621,860)
Other results	(36,606)
Income before tax	**973,222**
Income tax expense	(147,528)
Net income for the period	**825,694**

Attributable to:	
Equity holders of the Bank	804,696
Non-controlling interest	20,998

JONATHAN COVARRUBIAS H.
Chief Accounting Officer

ANDRES TRAUTMANN B.
Chief Executive Officer


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BANCO SANTANDER-CHILE Y AFILIADAS

INFORMACIÓN FINANCIERA CONSOLIDADA

Al 31 de Agosto de 2026

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de Agosto de 2026 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	2.073.276
Créditos y cuentas por cobrar a clientes y bancos	40.392.379
Créditos y cuentas por cobrar a clientes a valor razonable	620.379
Instrumentos financieros	10.575.888
Contratos de derivados financieros	11.603.028
Otros rubros del activo	6.473.449
Total Activos	**71.738.399**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	13.441.885
Depósitos y otras captaciones a plazo	19.256.717
Instrumentos de deuda y capital regulatorio emitidos	9.799.123
Contratos de derivados financieros	11.413.068
Otros rubros del pasivo	12.634.251
Total patrimonio	5.193.355
Total Pasivos y Patrimonio	**71.738.399**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	5.024.564
Interés no controlador	168.791

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingresos netos por intereses y reajustes	1.435.718
Ingresos netos de comisiones	384.264
Resultado de operaciones financieras	199.710
Total ingresos operacionales	**2.019.692**
Gasto de pérdidas crediticias	(388.004)
Gastos de apoyo	(621.860)
Otros resultados	(36.606)
Resultado antes de impuesto	**973.222**
Impuesto a la renta	(147.528)
Utilidad consolidada del periodo	**825.694**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	804.696
Interés no controlador	20.998

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

ANDRES TRAUTMANN B.
Gerente General

IMPORTANT NOTICE

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1, 2022 issued by the Financial Market Commission (FMC), The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions, The FMC is the banking industry regulator according to article 2 of the General Banking Law, which by General Regulation establishes the accounting principles to be used by the banking industry, For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant's Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence,

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